

63 HIGHWAY 515
BLAIRSVILLE, GEORGIA 30514-0398

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To be Held on April 26, 2006

The Annual Meeting of Shareholders of United Community Banks, Inc. will be held on April 26, 2006 at 2:00 p.m. at Brasstown Valley Resort, Young Harris, Georgia, for the following purposes:

1. To elect eleven directors to constitute the Board of Directors to serve until the next annual meeting and until their successors are elected and qualified.

2. To approve United Community Banks, Inc.'s Employee Stock Purchase Plan.

3. To consider and act upon any other matters that may properly come before the meeting and any adjournment thereof.

Only shareholders of record at the close of business on March 8, 2006 will be entitled to notice of, and to vote at, the meeting. A proxy statement and a proxy solicited by the Board of Directors are enclosed herewith. Please sign, date, and return the proxy promptly in the enclosed business reply envelope. If you attend the meeting you may, if you wish, withdraw your proxy and vote in person.

By Order of the Board of Directors,

Jimmy C. Tallent,
President and Chief Executive Officer

March 24, 2006

WHETHER OR NOT YOU EXPECT TO BE PRESENT AT THE ANNUAL MEETING, PLEASE COMPLETE AND RETURN THE ENCLOSED PROXY PROMPTLY SO THAT YOUR VOTE MAY BE RECORDED AT THE MEETING IF YOU DO NOT ATTEND.

TABLE OF CONTENTS

March 24, 2006



**63 HIGHWAY 515
BLAIRSVILLE, GEORGIA 30514-0398**

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PROXY STATEMENT

_____

This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors of United Community Banks, Inc. for use at the 2006 Annual Meeting of Shareholders to be held on Wednesday, April 26, 2006 at 2:00 p.m., at Brasstown Valley Resort, Young Harris, Georgia, and at any adjournments or postponements of the annual meeting.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING

What is the purpose of the annual meeting?

At the annual meeting, shareholders will act upon the matters set forth in the accompanying notice of meeting, including the election of eleven directors, approval of United Community Banks Employee Stock Purchase Plan, and any other matters that may properly come before the meeting.

Who is entitled to vote?

All shareholders of record of United's common stock at the close of business on March 8, 2006, which is referred to as the record date, are entitled to receive notice of the annual meeting and to vote the shares of common stock held by them on the record date. Each outstanding share of common stock entitles its holder to cast one vote for each matter to be voted upon.

How do I vote?

If you hold your shares of common stock in your own name as a holder of record, we prefer that you vote your shares by marking, signing, dating and returning the proxy card in the postage-paid envelope that we have provided to you or you may vote in person at the annual meeting.

If your shares of common stock are held by a broker, bank or other nominee (i.e., in "street name"), you will receive instructions from your nominee which you must follow in order to have your shares voted.

Proxies that are executed, but do not contain any specific instructions, will be voted "FOR" the proposals specified herein.

What are the quorum and voting requirements?

The presence, in person or by proxy, of holders of at least a majority of the total number of outstanding shares of common stock entitled to vote is necessary to constitute a quorum for the transaction of business at the annual meeting. As of the record date, there were 40,110,716 shares of common stock outstanding and entitled to vote at the annual meeting.

The required vote for each item of business at the annual meeting is as follows:

- For Proposal 1, the election of directors, those nominees receiving the greatest number of votes at the annual meeting, assuming a quorum is present, shall be deemed elected, even though the nominees may not receive a majority of the votes cast.

- For Proposal 2, the approval of United Community Banks Employee Stock Purchase Plan, an affirmative vote of a majority of the shares represented at the meeting.

- For any other business at the annual meeting, the vote of a majority of the shares voted on the matter, assuming a quorum is present, shall be the act of the shareholders on that matter, unless the vote of a greater number is required by law.

How are votes counted?

Abstentions and "broker non-votes" will be counted only for purposes of establishing a quorum, but will not otherwise affect the vote. "Broker non-votes" are proxies received from brokers or other nominees holding shares on behalf of their clients (in "street name") who have not been given specific voting instructions from their clients with respect to non-routine matters. However, typically the election of directors is considered a routine matter by brokers and other nominees allowing them to have discretionary voting power to vote such shares for the election of directors.

Because directors are elected by a plurality of the votes cast, the directors that get the most votes will be elected even if such votes do no constitute a majority. Directors cannot be voted "against" and votes to "withhold authority" to vote for a certain nominee will have no effect if the nominee receives a plurality of the votes cast. For all other proposals that come before the meeting, you may vote "for" or "against" the proposal.

If you hold your shares of common stock in your own name as a holder of record, and you fail to vote your shares, either in person or by proxy, the votes represented by your shares will be excluded entirely from the vote.

Will other matters be voted on at the annual meeting?

We are not aware of any other matters to be presented at the annual meeting other than those described in this proxy statement. If any other matters not described in the proxy statement are properly presented at the meeting, proxies will be voted in accordance with the best judgment of the proxy holders.

Can I revoke my proxy instructions?

You may revoke your proxy by:

- filing a written revocation with the Secretary of United at the following address:
  P.O. Box 398, Blairsville, Georgia 30514;

- filing a duly executed proxy bearing a later date; or

- appearing in person and electing to vote by ballot at the annual meeting.

Any shareholder of record as of the record date attending the annual meeting may vote in person by ballot whether or not a proxy has been previously given, but the presence (without further action) of a shareholder at the annual meeting will not constitute revocation of a previously given proxy.

What other information should I review before voting?

The 2005 annual report to shareholders and the annual report on Form 10-K filed with the Securities and Exchange Commission, including financial statements for the year ended December 31, 2005, is included with this proxy statement. The annual report is not part of the proxy solicitation material. An additional copy of our annual report on Form 10-K may be obtained without charge by:

- accessing United's web site at ucbi.com;

- writing to the Secretary of United at the following address:
  P.O. Box 398, Blairsville, Georgia 30514; or

- accessing the EDGAR database at the SEC's website at www.sec.gov.

You may also obtain copies of our Form 10-K from the SEC at prescribed rates by writing to the Public Reference Section of the SEC, Room 1580, F. Street, N.E., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information.

PROPOSAL 1: ELECTION OF DIRECTORS

Introduction

The Bylaws of United provide that the number of directors may range from eight to fourteen. The Board of Directors of United has set the number of directors at eleven. The number of directors may be increased or decreased from time to time by the Board of Directors by resolution, but no decrease shall have the effect of shortening the term of an incumbent director. The terms of office for directors continue until the next annual meeting and until their successors are elected and qualified.

Each proxy executed and returned by a shareholder will be voted as specified thereon by the shareholder. If no specification is made, the proxy will be voted for the election of the nominees named below to constitute the entire Board of Directors. If any nominee withdraws or for any reason is not able to serve as a director, the proxy will be voted for such other person as may be designated by the Board of Directors as a substitute nominee, but in no event will the proxy be voted for more than eleven nominees. Management of United has no reason to believe that any nominee will not serve if elected. All of the nominees are currently directors of United.

Directors are elected by a plurality of the votes cast by the holders of the shares entitled to vote in an election at a meeting at which a quorum is present. A quorum is present when the holders of a majority of the shares outstanding on the record date are present at a meeting in person or by proxy. An abstention or a broker non-vote would be included in determining whether a quorum is present at a meeting, but would not have an effect on the outcome of a vote.

Information Regarding Nominees for Director

The following information has been furnished by the respective nominees for director as of March 1, 2006. Except as otherwise indicated, each nominee has been or was engaged in his present or last principal employment, in the same or a similar position, for more than five years.

Name (Age)	Information About Nominee	Director Since
Jimmy C. Tallent (53)	President and Chief Executive Officer of United	1988
Robert L. Head, Jr. (66)	Chairman of the Board of Directors of United; Owner of Head Construction Company and Head-Westgate Corp., commercial construction companies, Blairsville, Georgia	1988
W. C. Nelson, Jr. (62)	Vice Chairman of the Board of United; Owner of Nelson Tractor Company, Blairsville, Georgia	1988
A. William Bennett (64)	Partner in Bennett, Davidson & Associates, LLP, Certified Public Accountants, Washington, Georgia	2003
Robert H. Blalock (58)	Owner of Blalock Insurance Agency, Inc., Clayton, Georgia	2000
Guy W. Freeman (69)	Executive Vice President of Banking of United	2001
Thomas C. Gilliland (58)	Executive Vice President, Secretary and General Counsel of United	1992
Charles E. Hill (68)	Retired Director of Pharmacy at Union General Hospital, Blairsville, Georgia	1988
Hoyt O. Holloway (66)	Owner of H&H Farms, poultry farm, Blue Ridge, Georgia	1993
Clarence W. Mason, Sr. (70)	Owner of Mason Lawn and Garden, Blue Ridge, Georgia	1992
Tim Wallis (54)	Owner of Wallis Printing Co., Rome, Georgia	1999

There are no family relationships between any director, executive officer, or nominee for director of United or any of its subsidiaries.

Director Emeritus

In January 2006, the Honorable Zell B. Miller, 74, was re-elected by the Board of Directors of United to serve as a Director Emeritus. This is an elected role by the Board that provides leadership, counsel and guidance on various issues and policies that could affect the company. Prior to becoming a member of the U. S. Senate, Zell Miller served as a member of the Board of Directors of United from 1999 to 2000. Mr. Miller was a U. S. Senator from 2000 to 2005 and previously served two terms as Governor and four terms as Lt. Governor of the State of Georgia.

Board of Directors and Committees

The United Board of Directors held eight meetings during 2005. All of the directors attended at least seventy-five percent of the meetings of the Board and meetings of the committees of the Board on which they served that were held during 2005.

The Board has considered and determined that a majority of the members of the Board of Directors are independent as "independent" is defined under applicable federal securities laws and the Nasdaq Marketplace Rules. The independent directors are directors Nelson, Bennett, Blalock, Hill, Holloway and Mason. The independent directors meet in executive sessions every quarter without management.

Below is a summary of the Board committee structure:

Name	Compensation	Audit	Nominating/ Corporate Governance
Jimmy C. Tallent			
Robert L. Head, Jr.			
W. C. Nelson, Jr.*	M	C	M
A. William Bennett*	C	M	C
Robert H. Blalock*	M		M
Guy W. Freeman			
Thomas C. Gilliland			
Charles E. Hill*	M		M
Hoyt O. Holloway*	M	M	M
Clarence W. Mason, Sr.*	M		M
Tim Wallis			

* = Independent	C = Chairman	M = Member

Compensation Committee

The Compensation Committee of the Board of Directors is comprised of Directors Nelson, Bennett, Blalock, Hill, Holloway, and Mason. The Compensation Committee is responsible for approving the compensation arrangements for executive officers and key employees. The Compensation Committee is also responsible for oversight and administration of certain executive and employee compensation and benefit plans, including the 2000 Key Employee Stock Option Plan (the "2000 Plan"), the Deferred Compensation Plan, the Modified Retirement Plan, and the Employee Stock Purchase Plan. All of the Compensation Committee members are "independent" under the federal securities laws and the Nasdaq Marketplace Rules. The Compensation Committee met seven times during 2005. The Compensation Committee charter is available on United's website, ucbi.com.

Audit Committee

The Audit Committee of the Board of Directors is comprised of Directors Nelson, Bennett and Holloway. The Audit Committee serves as an independent and objective party to monitor United's financial reporting process and internal control systems, to review and assess the performance of the independent registered public accountants and internal auditing department, and to facilitate open communication among the independent registered public accountants, senior and financial management, the internal auditing department, and the Board of Directors. Certain specific responsibilities of the Audit Committee include recommending the selection of independent registered public accountants, meeting with the independent registered public accountants to review the scope and results of the annual audit, reviewing with management and the internal auditor the systems of internal controls and internal audit reports, ensuring that United's books, records, and external financial reports are in accordance with U.S. generally accepted accounting principles, and reviewing all reports of examination made by regulatory authorities and ascertaining that any and all operational deficiencies are satisfactorily corrected.

The Board of Directors has determined that all of the members of the Audit Committee are "independent" under applicable federal securities laws and the Nasdaq Marketplace Rules and have sufficient knowledge in financial and accounting matters to serve on the audit committee, including the ability to read and understand fundamental financial statements. In addition, the Board of Directors has determined that Mr. Bennett qualifies as an "audit committee financial expert" as defined by the federal securities laws and is "financially sophisticated" as defined by the Nasdaq Marketplace Rules. The Audit Committee met ten times during 2005. The Audit Committee charter is available on United's website, ucbi.com.

Nomination/Corporate Governance Committee

The Nominating/Corporate Governance Committee of the Board of Directors is comprised of Directors Nelson, Bennett, Blalock, Hill, Holloway and Mason. The Nominating/Corporate Governance Committee reviews United's corporate governance policies and guidelines and monitors compliance. In addition, the Nominating/Corporate Governance Committee is responsible for identifying individuals qualified to become Board members and recommending to the Board of Directors nominees for election and candidates for each committee appointed by the Board. All of the Nominating/Corporate Governance Committee members are "independent" under applicable federal securities laws and the Nasdaq Marketplace Rules. The Nominating/Corporate Governance Committee met one time during 2005. The Nominating/Corporate Governance Committee charter is available on United's website, ucbi.com.

Recommendation

The Board of Directors unanimously recommends a vote "FOR" each nominee for director.

PROPOSAL 2: APPROVAL OF UNITED COMMUNITY BANKS EMPLOYEE STOCK PURCHASE PLAN

Introduction

Our Board of Directors adopted the United Community Banks Employee Stock Purchase Plan (the "Plan") on December 15, 2005, subject to the approval of our shareholders. The Plan provides employees of United and its subsidiaries with an incentive and opportunity to purchase common stock through payroll deductions at a price that is equal to 95% of the fair market value of common stock on the purchase date, plus fees and taxes, if any, imposed on the transaction.

The Board is requesting that shareholders approve adoption of the Plan that would authorize up to 500,000 shares of common stock to be issued pursuant to the Plan. Assuming the presence of a quorum, approval of the adoption of the Plan requires that the votes cast in favor of the Plan exceed the votes cast opposing the proposal. Under Georgia corporate law, abstentions are treated as non-votes in determining whether shareholders have approved a proposal. Abstentions and non-votes will have no effect on the vote to approve this proposal.

Description of Plan

The following is a description of the terms of the Plan. This description is merely a summary of material features of the Plan and is qualified in its entirety by the full text of the plan, a copy of which is included in Appendix A to this proxy statement.

Purpose and Administration. The purpose of the Plan will be to provide eligible employees (as described below) of United and its subsidiaries with an opportunity to purchase common stock through regular payroll deductions. The Plan will be administered by individual(s) or a committee appointed by the Board of Directors (the "Administrator"). All questions of interpretation or application of the Plan will be determined by the Administrator, whose decisions will be final, conclusive and binding upon all parties.

Eligibility and Participation. Except as provided in the next sentence, any individual who is an employee of United or any of its subsidiaries designated from time to time by the Board of Directors will be eligible to participate in the Plan. The following employees are not eligible to participate in the Plan: (1) temporary employees; (2) the Chief Executive Officer and any Executive Vice President; and (3) any employee who owns 5% or more of the stock of United. As of January 1, 2006, there were approximately 1,575 employees who would be eligible to participate in the Plan.

Purchase Periods. The purchase periods under the Plan are the same as the payroll periods of eligible employees. The first business day of each purchase period is the offering date for purchase of stock and the purchase date is the date when the shares are purchased. The Board of Directors has the power to alter the duration of the purchase periods and purchase dates without shareholder approval.

Securities to be Sold. United is authorized to issue shares of United's common stock, $1.00 par value per share under the Plan. Shares purchased under the Plan for participants will be obtained from United's unissued or treasury shares of stock or shares of stock acquired in the market or directly from shareholders. The aggregate number that may be issued under the Plan will be 500,000 shares. The last sale price of the common stock on March 15, 2006 was $27.70 per share, as reported by the Nasdaq Stock Market.

Purchase Price. The purchase price at which shares will be acquired by a participant will be the sum of (1) 95% of the fair market value of common stock on the purchase date and (2) any taxes or fees imposed on the transaction. The fair market value of common stock on a given date will be the closing sale price on Nasdaq for that date, unless Nasdaq is not open for trading on that date, in which case the fair market value will be the closing sale price quoted on Nasdaq on the last trading day immediately preceding the purchase date.

Payroll Deductions. The purchase price for the shares to be acquired under the Plan will be accumulated by payroll deductions during the purchase period. The amount of deductions for a year may not exceed 25% of a participant's annual compensation (subject to other Plan limitations). All payroll deductions made for a participant under the Plan will be credited to the participant's account under the Plan.

Purchase of Stock. On each purchase date, the maximum number of shares that are purchasable with the accumulated payroll deductions in the participant's account will be purchased for the participant at the applicable purchase price. If, on any purchase date, the number of shares to be purchased exceeds the number of shares remaining available for sale under the Plan, United may make a pro rata allocation of the shares remaining available for purchase in as uniform a manner as practicable.

No employee shall be entitled to buy in any calendar year more than $25,000 worth of stock (generally determined based on the fair market value of the shares at the beginning of the year).

Participant Accounts. The shares purchased under the Plan are credited to the participant's account and the participant will have shareholder rights with respect to such shares. In addition to the holding periods for tax purposes (explained below) and any securities law restrictions, the shares acquired under the Plan cannot be sold, transferred or assigned until the earlier of the date (1) one year from the purchase date, except for hardship withdrawals, or (2) the participant terminates employment.

A participant can make a hardship withdrawal request to receive all or part of the stock credited to his account. If a participant makes a hardship withdrawal from the Plan and later wishes to rejoin the Plan, he will have to wait 12 months from the date of the withdrawal. Upon a hardship withdrawal, the participant's payroll deductions will stop and any cash amounts that have already been deducted from his pay, but have not yet been used to purchase stock, will be returned to the participant. A certificate for the shares in the participant's account will be sent to the participant or the participant can request United to sell the shares and send the participant the proceeds (less any transaction fees).

Subject to the restrictions on transfer explained above, the participant can at any time request a certificate for the shares in his account, direct United to sell all or a portion of the Shares in his account, or direct United to transfer his shares to a brokerage account.

Termination of Employment. Termination of a participant's employment for any reason, including retirement or death, will cancel his or her participation in the Plan immediately.

Adjustments for Changes in Capitalization. In the event any change is made in United's capitalization during a purchase period, such as a recapitalization, stock split or stock dividend on common stock, which results in an increase or decrease in the number of shares of common stock outstanding without receipt of consideration by United, appropriate adjustments will be made in the purchase price and in the number of shares subject to purchase under the Plan, as well as in the number of shares reserved for issuance under the Plan.

Nonassignability. No rights or accumulated payroll deductions of an employee under the Plan may be pledged, assigned, transferred or otherwise disposed of in any way for any reason other than death. Any attempt to do so may be treated by United as an election to withdraw from the Plan.

Amendment and Termination of Purchase Plan. The Board of Directors may at any time amend the Plan without the consent of shareholders or participants, except that any such action will be subject to the approval of United's shareholders if such shareholder approval is required by any laws, rules or regulations, and the Board of Directors may, at its discretion, determine to submit other changes to the Plan to shareholders for approval. In no case may any amendment materially impair the rights of a participant with respect to any shares of common stock previously purchased for the participant under the Plan without the participant's consent or disqualify the Plan under Section 423 of the Internal Revenue Code of 1986, as amended (the "Code"). The Board of Directors may also terminate the Plan at any time and in such event, the Administrator shall determine how to administer the shares and any cash credited to the participant's account.

Federal Income Tax Consequences

General. The following is a general summary of the expected U.S. federal income tax consequences associated with participation in the Plan based on current statutes and interpretations of the Code, which are subject to change in the future. The Plan is intended to qualify as an "employee stock purchase plan" under the provisions of Section 423 of the Code. This summary does not describe the effects of state or local tax laws with respect to participation in the Plan.

Purchase of Shares. There are no tax consequences to the participant when the participant purchases shares at a 5% discount. However, the Internal Revenue Service requires that this 5% discount be treated as ordinary income (versus capital gain) when the participant sells the shares at a future date.

Sale of the Shares. When the participant sells the shares, the amount of the original 5% discount on the shares purchased will be taxed as ordinary income for that year. For tax purposes, the discount is added to the cost basis of the stock to compute any capital gain or loss on the sale of the shares.

Any gain on the sale of the shares in excess of the amount of the purchase price plus the 5% original discount will be taxed at long-term capital gains rates if the shares are held for over a year from the purchase date and short-term gain if held under a year.

To obtain favorable federal income tax treatment on any loss on the sale of the shares, the participant must hold the Shares until the expiration of two years following the beginning of the payroll period in which the participant purchases the shares. In such event, the participant's loss will be treated as a long-term capital loss which can be offset against long-term capital gain.

Recommendation

The Board of Directors unanimously recommends a vote "FOR" for Proposal 2.

DIRECTOR NOMINATIONS

General

The Board of Directors nominates individuals for election to the Board based on the recommendations of the Nominating/Corporate Governance Committee. A candidate for the Board of Directors must meet the eligibility requirements set forth in United's bylaws and in any Board or committee resolutions.

Nominating/Corporate Governance Committee Procedures

The Nominating/Corporate Governance Committee considers qualifications and characteristics that it, from time to time, deems appropriate when it selects individuals to be nominated for election to the Board of Directors. These qualifications and characteristics may include, without limitation, the individual's interest in United, his or her United shareholdings, independence, integrity, business experience, education, accounting and financial expertise, age, diversity, reputation, civic and community relationships, and knowledge and experience in matters impacting financial institutions. In addition, prior to nominating an existing director for re-election to the Board of Directors, the Nominating/Corporate Governance Committee will consider and review an existing director's Board and committee attendance and performance.

Shareholder Nominations

The Board of Directors and Nominating/Corporate Governance Committee of the Board will consider all director nominees properly recommended by any United shareholders in accordance with the analysis described above. Any shareholder wishing to recommend a candidate for consideration as a possible director nominee for election at an upcoming meeting of shareholders must provide timely, written notice to the Board of Directors in accordance with the procedures available on United's website ucbi.com. The following is a summary of these procedures:

- In order to be considered timely, a nomination for the election of a director must be received by United no less than 120 days before the anniversary of the date United's proxy statement was mailed to shareholders in connection with the previous year's annual meeting.

- A shareholder nomination for director must set forth, as to each nominee such shareholder proposes to nominate:

  1. the name and business or residence address of the nominee;

  2. an Interagency Biographical and Financial Report available from the Federal Deposit Insurance Corporation completed and signed by the nominee;

  3. the class and number of shares of common stock of United which are beneficially owned by the person;

  4. the total number of shares that, to the knowledge of nominating shareholder, would be voted for such person; and

  5. the signed consent of the nominee to serve, if elected.

- The notice by a nominating shareholder shall also set forth:

    1. the name and residence address of such shareholder; and

    2. the class and number of shares of common stock United which are beneficially owned by such shareholder.

Notices shall be sent to the Secretary, United Community Banks, Inc., P.O. Box 398, Blairsville, Georgia 30514-0398.

CODE OF ETHICAL CONDUCT

United has adopted a Code of Ethical Conduct designed to promote ethical conduct by all of United's directors and principal financial and executive officers. The Code of Ethical Conduct complies with the federal securities law requirement that issuers have a code of ethics applicable to principal financial officers. United has also revised its employee Code of Conduct to comply with the Nasdaq Marketplace Rules. United's Code of Ethical Conduct is available on its website and was filed as Exhibit 14 to its Annual Report on Form 10-K for the year ended December 31, 2003. We have not had any amendment to or waiver of the Code of Ethical Conduct. If we do, we will post any such amendment or waiver on United's website, ucbi.com.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Director Compensation

Non-employee Directors of United received an annual retainer of $25,000 and a separate meeting fee of $1,000 for each Board meeting attended during 2005. Management Directors do not receive compensation for service on the Board of Directors. The retainer and all fees are payable in cash or may be deferred pursuant to United's deferred compensation plan. In 2005, Directors Head, Nelson and Wallis elected to defer all of their retainer and meeting fees. The members of the Audit committee also receive $500 per audit committee meeting. Certain members of United's Board of Directors also serve as members of one or more of the boards of directors or advisory boards of directors of United's bank subsidiaries for which they are compensated by the bank subsidiaries. None of United's Directors were on the board of directors of any of our non-bank subsidiaries.

In addition to the retainers and fees listed above, United reimburses the Directors for their travel expenses incurred in attending meetings of the Board or its committees, as well as for fees and expenses incurred in attending director education seminars and conferences. The directors do not receive any other personal benefits.

Executive Compensation

The following table sets forth in summary form the compensation paid during the past three years to the Chief Executive Officer and the four other most highly compensated executive officers (collectively, the "named executive officers") during 2005.

Executive Compensation Table

Executive Officers		Annual Compensation			Long-Term Compensation		
					Restricted Stock Award[2]	Securities Underlying Options	All Other Compensation
		Salary	Bonus	Other			
Jimmy C. Tallent....................	2005	$ 437,500	$ 460,000	[4]	$107,865	20,400	$ 58,845[3]
President and Chief	2004	391,000	400,000	52,137[1]	92,288	17,000	52,278[3]
Executive Officer	2003	364,000	300,000	56,431[1]	-	45,000	22,661[3]
Guy W. Freeman.....................	2005	275,000	215,000	[4]	71,910	13,000	27,058[5]
Executive Vice President	2004	260,250	190,000	[4]	54,142	10,000	20,142[5]
of Banking	2003	246,000	165,000	[4]	-	30,000	16,979[5]
Rex S. Schuette	2005	265,600	170,000	[4]	65,918	12,000	30,453[6]
Executive Vice President	2004	253,500	150,000	[4]	49,220	9,000	27,298[6]
and Chief Financial Officer	2003	246,000	127,500	[4]	-	27,000	16,979[6]
Thomas C. Gilliland...............	2005	245,700	137,000	[4]	53,933	9,000	27,807[7]
Executive Vice President,	2004	236,000	125,000	[4]	46,759	8,500	25,173[7]
Secretary and General Counsel	2003	229,000	112,000	[4]	-	25,500	18,153[7]
Ray K. Williams[11]	2005	196,800	85,000	[4]	47,940	6,000	22,366[8]
Executive Vice President	2004	187,500	70,000	[4]	27,701	5,000	19,354[8]
of Risk Management	2003	180,250	60,000	[4]	-	15,000	11,608[8]

---

(1) Directors' fees for service on United's bank subsidiaries' boards of directors, country club dues and company provided automobile.

(2) Restricted stock awards that vest in equal installments over a four-year period beginning on January 31 following the grant date. The value of the awards was calculated based on the closing price of $23.97 and $24.61 for 2005 and 2004 respectfully. The awards for 2005 and 2004 are as follows: Jimmy C. Tallent 4,500 and 3,750; Guy W. Freeman 3,000 and 2,200; Rex S. Schuette 2,750 and 2,000; Thomas C. Gilliland 2,250 and 1,900; and, Ray K. Williams 2,000 and 1,100.

(3) Represents contributions by United of $16,800, $16,400, and $16,000 for 2005, 2004 and 2004, respectively, on behalf of Mr. Tallent to United's Profit Sharing Plan (the "Profit Sharing Plan") and contributions of $34,375 and $29,300 for 2005 and 2004, respectively, on behalf of Mr. Tallent to United's Deferred Compensation Plan.

(4) Perquisites do not meet the Securities and Exchange Commission threshold for disclosure, which is the lesser of $50,000 or 10% of the total salary and bonus for the executive officer.

(5) Represents contributions by United of $16,800, $16,400, and $16,000 for 2005, 2004 and 2003, respectively, on behalf of Mr. Freeman to the Profit Sharing Plan and contributions of $3,247 and $2,763 for 2005 and 2004, respectively, on behalf of Mr. Freeman to United's Deferred Compensation Plan.

(6) Represents contributions by United of $16,800, $16,400 and $16,000 for 2005, 2004 and 2003, respectively, on behalf of Mr. Schuette to the Profit Sharing Plan and contributions of $11,277 and $9,919 for 2005 and 2004, respectively, on behalf of Mr. Schuette to United's Deferred Compensation Plan.

(7) Represents contributions by United of $16,800, $16,400, and $16,000 for 2005, 2004 and 2003, respectively, on behalf of Mr. Gilliland to the Profit Sharing Plan and contributions of $8,633 and $7,794 for 2005 and 2004, respectively, on behalf of Mr. Gilliland to United's Deferred Compensation Plan.

(8) Represents contributions by United of $15,742, $14,875 and $10,672 for 2005, 2004 and 2003, respectively, on behalf of Mr. Williams to the Profit Sharing Plan and contributions of $4,250 and $3,500 for 2005 and 2004, respectively, on behalf of Mr. Williams to United's Deferred Compensation Plan.

Option Grants in 2005

The following table sets forth information with respect to stock options granted to the named executive officers during the year 2005:

Executive Officers	Number of Securities Underlying Options Granted[1]	% of Total Options Granted to Employees in 2004	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term[2]	
				5%	10%
Jimmy C. Tallent.......	20,400	4.6%	5/16/15	$296,000	$751,000
Guy W. Freeman.......	13,000	2.9	5/16/15	189,000	479,000
Rex S. Schuette	12,000	2.7	5/16/15	174,000	442,000
Thomas C. Gilliland..	9,000	2.0	5/16/15	131,000	331,000
Ray K. Williams	6,000	1.4	5/16/15	87,000	221,000

(1) Each option is exercisable for one share of common stock. Options were granted on May 16, 2005, and vest in equal installments over a four-year period beginning on May 16, 2006. The exercise price of the options was $23.10 per share, the fair market value on the date of grant.

(2) The "Potential Realizable Value" is disclosed for illustration only pursuant to SEC regulations that require such disclosure. The values disclosed are not intended to be, and should not be interpreted as, representations or projections of the future value of United's common stock or of the stock price. Amounts are calculated at a 5% and 10% rate of annual appreciation in the value of the common stock (compounded annually over the option term of 10 years) and are not intended to forecast actual expected future appreciation, if any, of the common stock. The potential value to the optionee is the difference between the exercise price (price at the date of grant) and the appreciated value of the stock at the end of 10 years (at 5% and 10% growth rates) multiplied by the number of options. These amounts have been rounded to the nearest thousand dollars.

As of December 31, 2005, United had not granted stock appreciation rights or similar awards to any of its present or past executive officers.

Aggregated Option Exercises in 2005 and Year-End Option Values

The following table sets forth the number and value of options exercised during 2005 by the named executive officers and the number of shares covered by both exercisable and unexercisable options, including the value of these options as of December 31, 2005:

Executive Officers	Shares Acquired On Exercise	Value Realized	Number of Unexercised Options at December 31, 2005		Value of Unexercised Options at December 31, 2005	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Jimmy C. Tallent.......	36,250	$ 768,388	208,250	67,650	$ 2,864,800	$ 504,800
Guy W. Freeman	21,174	317,684	50,415	40,301	623,300	287,800
Rex S. Schuette	-	-	87,450	37,051	1,194,700	266,600
Thomas C. Gilliland ..	36,672	595,598	47,653	32,926	599,200	247,200
Ray K. Williams........	-	-	20,750	20,251	244,600	150,300

[1] Value of "in the money" options was based on $26.66 per share, the closing market price on December 31, 2005.

Equity Compensation Plan Information at December 31, 2005

The following table provides information about options outstanding as of December 31, 2005 and options available to be granted in future years:

Plan Category	Number of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Issuance Under Equity Compensation Plans (Excluding Options Outstanding)
Equity compensation plans approved by shareholders	2,058,403	$17.09	1,159,304[1]
Equity compensation plans not approved by shareholders	161,937[2]	6.96	-
	2,220,340	16.36	1,159,304

_____

[1] This represents the number of current options available to be granted in future years under the 2000 Plan.

[2] Options granted under plans assumed by United through mergers. Such plans have been frozen as to future grants at the time of the merger.

Agreements with Executive Officers

Jimmy C. Tallent, Guy W. Freeman, Rex S. Schuette, Thomas C. Gilliland and Ray K. Williams have each entered into a Change in Control Severance Agreement with United. The agreement is to remain in effect until the earlier of the termination of such executive's employment without entitlement to the benefits under the agreement or the date that that the executive attains age 65 (except that Mr. Freeman's agreement remains in effect to age 75), unless earlier terminated by mutual written agreement of the executive and United.

The agreement provides for payment of compensation and benefits to the executive in the event of a Change in Control (as defined in the agreement), if the executive's employment is involuntarily terminated by United without Cause (as defined in the agreement), or if the executive terminates his employment for Good Reason (as defined in the agreement). The executive is not entitled to compensation or payments pursuant to the agreement if he is terminated by United for Cause, dies, incurs a disability, or voluntarily terminates employment (other than for Good Reason). If a Change in Control occurs during the term of the agreement and the executive's employment is terminated within six months prior to, or eighteen months following, the date of the Change in Control, and if such termination is an involuntary termination by United without Cause (and does not arise as a result of death or disability) or a termination by the executive for Good Reason, the executive will be entitled to certain compensation and benefits including his base salary, bonus payments (as determined under the agreement) and certain other benefits as determined by the agreement for the entire CIC Severance Period (defined as the lesser of 36 months from the date of his termination or the number of months from the date of his termination until he attains age 65 (75 in the case of Mr. Freeman). The agreement provides that the compensation and benefits provided for under the agreement shall be reduced or modified so as to insure that United does not pay an Excess Severance Payment (as defined in the agreement).

Compensation Committee Interlocks and Insider Participation

During 2005, the Compensation Committee of the Board of Directors reviewed the compensation of Messrs. Tallent, Freeman, Schuette, Gilliland and Williams. Although Mr. Tallent participated in deliberations regarding other executive officers, Mr. Tallent did not participate in any decisions regarding his own compensation as an executive officer.

REPORT ON EXECUTIVE COMPENSATION

General

Under rules established by the SEC, United is required to provide a report setting forth a description of United's executive compensation policy in general and the considerations that led to the compensation decisions affecting Messrs. Tallent, Freeman, Schuette, Gilliland and Williams. In fulfillment of this requirement, the Board of Directors and Compensation Committee have prepared the following report for inclusion in this proxy statement.

Objective

United's compensation program for executive officers is a portfolio approach designed and administered to attract, retain and motivate highly qualified executives to lead United and to align their interests with the long-term interests of United's shareholders, by providing appropriate, competitive compensation and financial rewards. The ultimate goal of United's executive compensation program is to increase shareholder value by providing the executives with appropriate incentives to achieve United's business objectives, particularly in light of the highly competitive business environment in which United operates. The Compensation Committee believes that it can best accomplish this goal by structuring an executive compensation program that rewards executives for superior performance, as measured by financial and non-financial factors, including major compensation components that are linked directly to increases in recognized measures of shareholder value (i.e., "pay for performance").

In performing its responsibilities for executive compensation, the Compensation Committee has sole authority to, and does to the extent it deems necessary or desirable, retain and consult with outside professional advisors. To ensure United is meeting its executive compensation objectives, during 2005 the Compensation Committee engaged an independent executive compensation consultant, Watson Wyatt & Co. ("Watson Wyatt), to advise it and the Board on executive compensation. Watson Wyatt reports directly to the Compensation Committee.

Components of United's Executive Officer Compensation

Executive officer compensation consists of annual base salary, annual cash bonus awards, long-term incentive compensation awards of stock options and restricted stock, and retirement benefits. Perquisites for executives generally are limited to a company automobile and club memberships. United also provides a matching of their 401(k) and deferred compensation contributions and they participate in the company-wide contribution to United's Profit Sharing Plan.

Annual Base Salary

The annual base salaries of United's executive officers are set at levels intended to be competitive with companies within the industry and with companies of comparable size. The groups used by United to compare executive officer compensation include a peer group of 14 bank holding companies with a median asset size of $5.4 billion (the "Peer Group") and a reference group of 8 bank holding companies with a median asset size of $7.9 billion, approximately the asset size in which United may grow to in the next three years based on the Company's recent history (the "Reference Group"), each of which were developed with the assistance of Watson Wyatt. United also compared its executive compensation to published executive compensation surveys responded to by bank holding companies with similar asset sizes compiled with the assistance of Watson Wyatt (the "Published Surveys").

The Compensation Committee reviews base salaries annually and makes adjustments in light of past individual performance as measured by both qualitative and quantitative factors and the potential for making significant contributions in the future, to ensure that salary levels remain appropriate and competitive. Individual performance is more significant than overall performance of the company in a particular year in determining base salary levels and the rate of any increase in base salary levels. With respect to all executive officers, other than the Chief Executive Officer, the Compensation Committee also considered Mr. Tallent's recommendations and assessment of each officer's performance, his or her tenure and experience in his or her respective position, and internal comparability considerations.

Annual Cash Bonus

The Compensation Committee believes that each executive's incentive compensation should be linked directly to achievement of specified financial and non-financial objectives. Annual cash bonuses for 2005 were based on United's strong financial performance in achieving targets with respect to net operating income, diluted operating earnings per share and return on tangible equity, as well as execution of long-term strategic objectives for growth and expansion of the franchise. Cash bonuses granted by the Compensation Committee to the executive officers ranged from 40% to 105% of base salaries and were paid in the first quarter of 2006. The Compensation Committee also approved the bonuses for all other officers and employees, as recommended by Mr. Tallent and the executive officers based on their assessment of individual performance.

Long-Term Incentives

The Compensation Committee believes that an equity incentive plan is an important element of long-term compensation. The value of such plans for the executives is tied directly to stock price performance and thus provides strong incentive for increasing shareholder value. Long-term compensation consists of awards under United's 2000 Plan.

The 2000 Plan, approved by the shareholders, is a broad-based plan that covers executive officers and other key management personnel. The 2000 Plan permits United to grant stock options to incite personnel and to provide additional flexibility, if circumstances of United's business and opportunities warrant, to grant other forms of equity-based compensation. The Compensation Committee bases the number of shares covered by option grants in large part upon the respective individual's potential to contribute to the earnings growth of United.

The Compensation Committee sets option exercise prices and grants restricted stock at market value on the date of grant and makes both stock options and restricted stock vest over a number of years in order to focus management's attention on sustaining earnings performance over an extended term. The Compensation Committee typically awards stock options and restricted stock that vest over a four-year period, with the first installment vesting one year from the date of grant. During 2005, the Compensation Committee and the Board of Directors amended the 2000 Plan to clarify that the grant price of options could not be reset at a later date. Because the executives may not exercise options until they vest and because the exercise price of the options is the fair market value on the date of grant, the executives will not realize any benefit as a result of the options granted unless United's stock price appreciates over the period the option is held.

During 2005, options to acquire 442,950 shares of common stock were awarded, including options to acquire 60,400 shares of common stock that were awarded to the named executive officers. Additionally, restricted stock awards of 55,024 shares of common stock were awarded during 2005, including 14,500 restricted shares of common stock awarded to the named executive officers by the Compensation Committee.

Retirement Benefits

The Compensation Committee believes that retirement benefits are another attractive way to provide long-term financial security to executives and their families for the executives' service to United.

Modified Retirement Plan. United maintains a modified retirement plan (the "Modified Retirement Plan") for certain of its executive officers and key officers of its subsidiaries. The Modified Retirement Plan provides specified benefits to such officers who contribute materially to the continued growth, development and future business success of United and its subsidiaries.

Generally, when a participant retires, United will pay to the participant accrued benefits in equal installments (1) for the lifetime of the participant and, if the participant is married upon death, a lesser lifetime amount to the participant's spouse, or (2) if elected by the participant, a fixed payment for 15 years. The benefits are taxable to the participant.

The Modified Retirement Plan contains provisions that provide for accelerated payments upon a change in control of United. The Modified Retirement Plan also provides that these benefits will be forfeited if a participant is terminated for cause or, if during the three years after his or her termination of employment, competes with United, solicits customers or employees of United, discloses United's confidential information, or knowingly or intentionally damages United's goodwill or esteem.

Deferred Compensation Plan. In addition, United maintains a deferred compensation plan (the "Deferred Compensation Plan") for its executive officers and certain key officers of its subsidiaries and members of United's Board of Directors. The Deferred Compensation Plan provides for the deferral of compensation, fees and other specified benefits to selected individuals who contribute materially to the continued growth, development and future business success of United and its affiliates.

The Deferred Compensation Plan permits employee participants to defer a portion of their base salary and/or bonus and permits director participants to defer all or a portion of their retainer and/or fees. Further, the Deferred Compensation Plan allows for additional matching of employer contributions by United for amounts that would have been paid if they did not exceed their allowable amounts under the tax-qualified 401(k) plan. In addition, the Plan allows the Board of Directors to make a discretionary contribution to the account of an employee participant.

Generally, when a participant retires or becomes disabled, United will pay to the participant his or her accrued benefits in a lump sum or in equal installments for 5, 10, or 15 years. Alternatively, a participant can elect to have a portion (or all) of his or her accrued benefits paid out at a specified time before retirement in a lump sum or in annual installments for 2, 3, 4, or 5 years. The benefit payments are taxable to the participant.

Chief Executive Officer Compensation

The compensation policies described above apply equally to the compensation and benefits of United's Chief Executive Officer, Jimmy Tallent. The Compensation Committee is directly responsible for determining the base salary, annual cash bonus and annual incentives/awards granted to Mr. Tallent under the compensation and incentive programs. The Compensation Committee believes that the challenges that United faces in the competitive financial services sector require that the Chief Executive Officer demonstrate significant leadership skills as well as the willingness to take prudent risks. During the past several years, United's operating performance has continued to place United at the upper quartile of performance as compared with the leading bank holding companies of similar size. Accordingly, the overall compensation package for Mr. Tallent is designed to motivate and reward him with a significant portion of his compensation package being incentive-based, providing him with a higher compensation level as direct and indirect measures of shareholder value increase.

The Compensation Committee considered objective measurements of business performance, the accomplishment of strategic and financial objectives, the development of management talent within the company, and other matters relevant to the short-term and the long-term success of the company and the enhancement of shareholder value in the broadest sense. The Compensation Committee had available, and considered, information provided by its independent compensation consultants about the various components of compensation and benefits paid by the Peer and Reference Groups to their chief executive officers. Based upon this evaluation, the Compensation Committee, established Mr. Tallent's compensation, including base salary, annual cash bonus and awards under the long-term incentive plan. The Compensation Committee's chairman communicated the results of the evaluation of these factors to Mr. Tallent.

This report is respectfully submitted by the Compensation Committee of the Board of Directors.


A. William Bennett, Chairman
Robert H. Blalock
Charles E. Hill
Hoyt O. Holloway
Clarence W. Mason, Sr.
W.C. Nelson, Jr.


SHAREHOLDER RETURN PERFORMANCE GRAPH

Set forth below is a line graph comparing the yearly percentage change in the cumulative total shareholder return on United's common stock against the cumulative total return on the Nasdaq Stock Market (U.S. Companies) Index and the Nasdaq Bank Stocks Index for the five-year period commencing December 31, 2000 and ending on December 31, 2005. United's common stock was not traded on an exchange until March 18, 2002 when it became listed on the Nasdaq Stock Market. The total shareholder return is based on stock trades known to United during the periods prior to March 18, 2002.

FIVE YEAR CUMULATIVE TOTAL RETURN*
COMPARISON OF UNITED COMMUNITY BANKS, INC.,
NASDAQ STOCK MARKET (U.S.) INDEX
AND NASDAQ BANK INDEX
As of December 31



* Assumes $100 invested on December 31, 2000 in United's common stock and above noted indexes. Total return includes reinvestment of dividends and values of stock and indexes as of December 31 of each year.

	Cumulative Total Return					
	2000	**2001**	**2002**	**2003**	**2004**	**2005**
United Community Banks, Inc.	$100	$104	$131	$179	$222	$222
Nasdaq Stock Market (U.S.) Index...........	100	79	55	82	89	91
Nasdaq Bank Index....................................	100	108	111	143	163	159

PRINCIPAL AND MANAGEMENT SHAREHOLDERS

The following table sets forth information regarding beneficial ownership of United's common stock as of March 1, 2006. The percentage of beneficial ownership is based on 42,033,930 shares of United's common stock deemed outstanding as of such date, including 372,000 shares deemed outstanding pursuant to United's prime plus ¼% Convertible Subordinated Payable-in-Kind Debentures due December 31, 2006 ("2006 Debentures"), options exercisable within 60 days to acquire 1,534,740 shares, and 16,474 shares issuable under the Deferred Compensation Plan, all outstanding as of March 1, 2006. The table sets forth such information with respect to:

- each shareholder who is known by us to beneficially own 5% or more of the common stock;

- each director;

- each named executive officer; and

- all executive officers and directors as a group.

Unless otherwise indicated, each of the shareholders has sole voting and investment power with respect to the shares of common stock beneficially owned by such shareholder.

The number of shares beneficially owned by each shareholder is determined under rules issued by the SEC. The information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power and any shares as to which the individual or entity has the right to acquire beneficial ownership with 60 days of March 1, 2006, through the exercise of any stock option or other right.

Beneficial Owner	Number of Shares Beneficially Owned	Percentage Beneficially Owned
Jimmy C. Tallent	733,374[1]	1.74%
Robert L. Head, Jr.	2,000,504[2]	4.76
W.C. Nelson, Jr.	1,938,822[3]	4.61
A. William Bennett	7,086[4]	*
Robert H. Blalock	126,017[5]	*
Guy W. Freeman	199,269[6]	*
Thomas C. Gilliland	630,727[7]	1.50
Charles E. Hill	593,112[8]	1.41
Hoyt O. Holloway	149,872[9]	*
Clarence W. Mason, Sr.	205,162[10]	*
Tim Wallis	168,421[11]	*
Rex S. Schuette	162,376[12]	*
Ray K. Williams	43,034[13]	*
All directors and executive officers as a group (16 persons)	7,046,913[14]	16.76%

_____

*Represents less than 1% of the deemed outstanding shares of common stock.

(1)   Includes 33,000 shares beneficially owned pursuant to the 2006 Debentures, 231,500 shares beneficially owned pursuant to stock options exercisable within 60 days of March 1, 2006, 5,250 shares of beneficially owned restricted stock, 2,828 shares issuable under the Deferred Compensation Plan, and 375 shares owned by Mr. Tallent's wife.

(2)   Includes 30,000 shares beneficially owned pursuant to the 2006 Debentures, 289,665 shares beneficially owned by a trust over which Mr. Head has voting power, and 58,997 shares owned by Mr. Head's wife.

(3)   Includes 30,000 shares beneficially owned pursuant to the 2006 Debentures, 17,742 shares owned by Mr. Nelson's minor grandchildren for which he is custodian, 1,350 shares owned by Conag Rentals, Inc., a company owned by Mr. Nelson, and 50,178 shares owned by Mr. Nelson's wife.

(4)   Includes 336 shares issuable under the Deferred Compensation Plan.

(5)   Includes 120 shares owned by Mr. Blalock's child for which he is custodian, 92,979 shares owned by Blalock Insurance Agency, Inc., a company owned by Mr. Blalock, and 6,402 shares owned by Mr. Blalock's wife.

(6)   Includes 18,000 shares beneficially owned pursuant to the 2006 Debentures, 62,716 shares beneficially owned pursuant to stock options exercisable within 60 days of March 1, 2006, 3,350 shares of beneficially owned restricted stock, and 2,111 shares owned by Mr. Freeman's wife.

(7)   Includes 30,000 shares beneficially owned pursuant to the 2006 Debentures, 20,450 shares beneficially owned by Mr. Gilliland as custodian for his children, 58,829 shares beneficially owned pursuant to stock options exercisable within 60 days of March 1, 2006, 2,638 shares of beneficially owned restricted stock, and 415,556 shares owned by Mr. Gilliland's wife.

(8)   Includes 30,000 shares beneficially owned pursuant to the 2006 Debentures, and 232,820 Shares owned or controlled by Mr. Hill's wife.

(9)   Includes 30,000 shares beneficially owned pursuant to the 2006 Debentures, 71,130 shares owned by Holloway Motors, Inc., a company wholly owned by Mr. Holloway, and 1,455 shares owned by Mr. Holloway's wife.

(10)   Includes 30,000 shares beneficially owned pursuant to the 2006 Debentures, 62,727 shares owned by Mason Family Partnership, L.P. for which Mr. Mason has voting power, and 50,874 shares owned by Mr. Mason's wife.

(11)   Includes 1,544 shares issuable under the Deferred Compensation Plan.

(12)   Includes 99,001 shares beneficially owned pursuant to stock options exercisable within 60 days of March 1, 2006, 3,063 shares of beneficially owned restricted stock, and 5,087 shares issuable under the Deferred Compensation Plan.

(13)   Includes 27,501 shares beneficially owned pursuant to stock options exercisable within 60 days of March 1, 2006, 2,050 shares of beneficially owned restricted stock, and 2,743 shares issuable under the Deferred Compensation Plan.

(14)   Includes 231,000 shares beneficially owned pursuant to the 2006 Debentures, 544,697 shares beneficially owned pursuant to stock options exercisable within 60 days of March 1, 2006, 19,301 shares of beneficially owned restricted stock, and 12,539 shares issuable under the Deferred Compensation Plan.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires United's directors and executive officers, and persons who own more than 10% of United's Common Stock, to file with the Securities and Exchange Commission certain reports of beneficial ownership of the Common Stock. Based solely on copies of such reports furnished to United and written representations that no other reports were required, United believes that all applicable Section 16(a) reports were filed by its directors, officers and 10% shareholders during the fiscal year ended December 31, 2005. Messer's. Mason and Williams did not file a timely report for one transaction each for 2005.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Mr. Robert L. Head, Jr., chairman of the Board of Directors of United, is the owner of a construction company that United and certain of its bank subsidiaries engaged during 2005 to perform various construction projects totaling $291,000.

Mr. Tim Wallis, a member of the Board of Directors of United, is the owner of Wallis Printing, a printing company that United and certain of its bank subsidiaries engaged during 2005 to perform various printing services totaling $109,000.

Mr. W. C. Nelson, Jr., a member of the Board of Directors of United, is the owner of King Ford, an automobile dealership that United and certain of its bank subsidiaries engaged during 2005 to purchase vehicles and services totaling $65,000.

The Banks have had, and expect to have in the future, banking transactions in the ordinary course of business with directors and officers of United and their associates, including corporations in which such officers or directors are shareholders, directors or officers, on the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with unaffiliated third parties. Such transactions have not involved more than the normal risk of collectability or presented other unfavorable features.

AUDIT COMMITTEE REPORT

The Audit Committee operates pursuant to an Audit Committee Charter that was adopted by the Board following its annual review and assessment of its charter on July 17, 2003. United's management is responsible for its internal accounting controls and the financial reporting process. United's independent registered public accountants, Porter Keadle Moore, LLP, are responsible for performing an audit of United's consolidated financial statements in accordance with auditing standards of the Public Company Accounting Oversight Board (United States) and for expressing an opinion as to their conformity with U.S. generally accepted accounting principles. The Audit Committee's responsibility is to monitor and oversee these processes. The Board of Directors, in its business judgment, has determined that all three members of the Audit Committee are "independent," as defined by the federal securities laws and the Nasdaq Marketplace Rules.

In keeping with that responsibility, the Audit Committee has reviewed and discussed United's audited consolidated financial statements with management and the independent registered public accountants. In addition, the Audit Committee has discussed with United's independent registered public accountants the matters required to be discussed by Statement on Auditing Standards No. 61, "Communications with Audit Committee," as currently in effect. In addition, the Audit Committee has received the written disclosures from the independent registered public accountants required by Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees," and has discussed with the independent registered public accountants their independence. The Audit Committee has also considered whether the provision of non-audit services by the independent registered public accountants is compatible with maintaining their independence.

The Audit Committee also discussed with management, United's internal auditors and the independent registered public accountants the quality and adequacy of United's internal controls over financial reporting and the internal audit function's organization, responsibilities, budget and staffing. It reviewed management's assessment of such internal control and the independent registered public accountants' attestation thereof. The Audit Committee reviewed both with the independent registered public accountants and internal auditors their audit plans, audit scope and identification of audit risks.

Other than Mr. Bennett, the members of the Audit Committee are not professionally engaged in the practice of auditing or accounting and are not experts in the fields of accounting or auditing, including in respect of auditor independence. Members of the Audit Committee rely, without independent verification, on the information provided to them and on the representations made by management and the independent registered public accountants. Accordingly, the Audit Committee's oversight does not provide an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Audit Committee's considerations and discussions referred to above do not assure that the audit of United's financial statements has been carried out in accordance with the standards of the Public Company Accounting Oversight Board, that the financial statements are presented in accordance with U.S. generally accepted accounting principles or that United's auditors are in fact "independent."

Based on the reports and discussions described in this report, and subject to the limitations on the role and responsibilities of the Audit Committee referred to above and in the Audit Committee Charter, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements of United be included in the Annual Report on Form 10-K for the year ended December 31, 2005 for filing with the Securities and Exchange Commission.

This report is respectfully submitted by the Audit Committee of the Board of Directors.

W. C. Nelson, Jr., Chairman
A. William Bennett
Hoyt O. Holloway

SHAREHOLDER COMMUNICATION

The Board of Directors maintains a process for shareholders to communicate with the Board. Shareholders wishing to communicate with the Board of Directors should send any communication in writing to the Secretary, United Community Banks, Inc. P.O. Box 398, Blairsville, Georgia 30514-0398. Any such communication must state the number of shares beneficially owned by the shareholder making the communication. The communication will be forwarded to the full Board of Directors or to any individual director or directors to whom the communication is directed unless the communication is illegal or otherwise inappropriate, in which case the communication will be disregarded, and United will take any appropriate legal action regarding the communication.

OTHER MATTERS

Independent Registered Public Accountants

Porter Keadle Moore, LLP was the principal independent registered public accountant for United during the year ended December 31, 2005. Representatives of Porter Keadle Moore, LLP are expected to be present at the annual meeting and will have the opportunity to make a statement if they desire to do so and to respond to appropriate questions. United anticipates that Porter Keadle Moore, LLP will be United's accountants for the 2006 fiscal year.

During 2005 and 2004, United was billed the following amounts for services rendered by Porter Keadle Moore, LLP:

Audit Fees. In connection with the audit of United's annual consolidated financial statements, including the audit of management's assessment of internal controls over financial reporting, and review of its Form 10-K and the review of United's interim consolidated financial statements included within Forms 10-Q, United was billed approximately $578,000 in 2005 and $525,000 in 2004 by Porter Keadle Moore, LLP. This figure includes fees for certain services that were billed to United in 2006 in connection with the 2005 annual audit, including out-of-pocket travel costs.

Audit-Related fees. United was billed approximately $17,000 in 2005 and $19,000 in 2004 by Porter Keadle Moore for the audit of the Profit Sharing Plan and $55,000 for services performed in connection with the 2005 stock offering and various registration statements.

Tax Fees. United was billed approximately $120,000 in 2005 and $100,000 in 2004 by Porter Keadle Moore for tax advice and preparation of tax returns.

All Other Fees. United was billed approximately $10,000 in 2004 by Porter Keadle Moore for services that were not related to the audit of United's financial statements. These services included compliance and consulting services. Porter Keadle Moore did not perform any such services in 2005.

The audit committee pre-approves all audit and non-audit services performed by United's independent registered public accountants. The audit committee specifically approves the annual audit services engagement and has generally approved the provision of certain audit-related services and tax services by Porter Keadle Moore. Certain non-audit services that are permitted under the federal securities laws may be approved from time to time by the audit committee.

Expenses of Solicitation

The cost of solicitation of proxies will be borne by United. United may reimburse brokers, banks, nominees and other fiduciaries for postage and reasonable clerical expenses of forwarding the proxy material to their principals who are beneficial owners of shares of common stock.

Shareholder Proposals & Recommendations for Director Nominees

No proposals or recommendations for director nominations by non-management have been presented for consideration at the annual meeting.

United expects that its 2007 annual meeting will be held in April 2007. Any proposals or director recommendations by non-management shareholders intended for presentation at the 2007 annual meeting must be received by United at its principal executive offices, attention of the Secretary, no later than November 25, 2006 to be considered for inclusion in the proxy statement for that meeting. United must be notified no later than February 25, 2007 of any other shareholder matter intended to be presented for action at the meeting.

General

The Board of Directors does not know of any other matters to be presented at the annual meeting. If any additional matters are properly presented, the persons named in the proxy will have discretion to vote in accordance with their own judgment on such matters.

BY ORDER OF THE BOARD OF DIRECTORS



Jimmy C. Tallent
President and Chief Executive Officer

Appendix A

UNITED COMMUNITY BANKS
EMPLOYEE STOCK PURCHASE PLAN

ARTICLE I -   INTRODUCTION.

   1.1   STATEMENT OF PURPOSE.   The purpose of the United Community Banks Employee Stock Purchase Plan is to provide eligible employees of the Company and its Subsidiaries, who wish to become shareholders, or increase their ownership, an opportunity to purchase Common Stock of the Company. The Board of Directors of the Company believes that employee participation in the Plan will be to the mutual benefit of both the employees and the Company.

   1.2   INTERNAL REVENUE CODE CONSIDERATIONS.   The Plan is intended to constitute an "employee stock purchase plan" within the meaning of Section 423 of the Internal Revenue Code of 1986, as amended.

ARTICLE II -   CERTAIN DEFINITIONS.

   2.1   "ADMINISTRATOR" means the individual or committee appointed by the Board to administer the Plan, as provided in Section 6.5 hereof.

   2.2   "BOARD" means the Board of Directors of the Company.

   2.3   "CODE" means the Internal Revenue Code of 1986, as amended.

   2.4   "COMPANY" means United Community Banks, Inc., a Georgia corporation.

   2.5   "COMPENSATION" means the total remuneration paid, during the period of reference, to an Employee by the Employer, including regular salary or wages, overtime payments, bonuses, commissions, incentives and vacation pay, to which has been added (a) any elective deferral amounts by which the Employee has had his current remuneration reduced for the purposes of funding a contribution to any plan sponsored by the Employer and satisfying the requirements of section 401(k) of the Code, and (b) any amounts by which the Employee's compensation has been reduced pursuant to a deferral compensation plan or compensation reduction agreement between the Employee and the Employer for the purpose of funding benefits through any cafeteria plan sponsored by the Employer meeting the requirements of section 125 of the Code. There shall be excluded from "Compensation" for the purposes of the Plan, whether or not reportable as income by the Employee, expense reimbursements of all types, payments in lieu of expenses, the Employer contributions to any qualified retirement plan or other program of deferred compensation (except as provided above), the Employer contributions to Social Security or worker's compensation, the costs paid by the Employer in connection with fringe benefits and relocation, including gross-ups, and any amounts accrued for the benefit of the Employee, but not paid, during the period of reference.

2.6   "CONTINUOUS SERVICE" means the period of time during which the Employee has been employed by the Company or a Subsidiary and during which there has been no interruption of Employee's employment by the Company or a Subsidiary. For this purpose, periods of Excused Absence shall not be considered to be interruptions of Continuous Service. Continuous Service shall also include periods of service with the predecessor businesses of the Company and, at the election of the Company, may include periods of service with a corporation or other entity acquired by the Company after the Effective Date.

2.7   "EFFECTIVE DATE" shall mean December 16, 2005, if by or within twelve months of that date, the Plan is or has been approved at a duly held meeting of the shareholders of the Company by the affirmative vote of the holders of the majority of outstanding Common Stock of the Company present, or represented, and entitled to vote at the meeting.

2.8   "ELIGIBLE EMPLOYEE" means each full-time or part-time Employee who has completed ninety (90) days of Continuous Service other than:

(a)   a temporary Employee;

(b)   an Employee whose title is Chief Executive Officer or Executive Vice President of the Company;

(c)   an Employee who is deemed for purposes of Section 423(b)(3) of the Code to own stock possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company; and

(d)   an Employee subject to the laws of a country which would prohibit the Employee's participation in the Plan.

2.9   "EMPLOYEE" means each person employed by the Company or a Subsidiary.

2.10   "EMPLOYER" means the Company and each Subsidiary.

2.11   "EXCUSED ABSENCE" means absence pursuant to a leave of absence granted by the Company or any other entity constituting the Company, absence due to disability or illness, absence by reason of a Layoff, or absence by reason of active duty in the armed forces of the United States. In no event may an Excused Absence exceed six (6) months in length (or, if longer and if applicable, the period of the individual's active duty in the armed forces of the United States and such period thereafter, as such individual's right to reemployment by the Company is protected by law), and any absence shall cease to be an Excused Absence upon the earlier of (a) the last day of the calendar month in which the duration of the absence reaches six (6) months or (b) the last day of the calendar month in which the leave expires by its terms, the layoff ends by recall or permanent separation from service, or recovery from illness or disability occurs.

2.12   "FAIR MARKET VALUE" means, with respect to Stock, the fair market value of such stock, as determined in good faith by the Administrator; provided, however, that:

(a)   if the Stock is admitted to trading on a national securities exchange, Fair Market Value on any date shall be the last sale price reported for the Stock on such exchange on such date or, if no sale was reported on such date, on the last date preceding such date on which a sale was reported,

(b)   if the Stock is admitted to quotation on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") or other comparable quotation system and has been designated as a National Market System ("NMS") security, Fair Market Value on any date shall be the last sale price reported for the Stock on such system on such date or on the last day preceding such date on which a sale was reported, or

(c)   if the Stock is admitted to Quotation on NASDAQ and has not been designated a NMS security, Fair Market Value on any date shall be the average of the highest bid and lowest asked prices of the Shares on such system on such date.

2.13   "INITIAL OFFERING DATE" is defined in Section 2.15 below.

2.14   "OFFERING" means the offering of shares of Stock under the Plan.

2.15   "OFFERING DATE" means the first business day of each Purchase Period during which the Plan is in effect; provided, however, that the initial Offering Date ("Initial Offering Date") shall be the first business day after the Effective Date as of which the Administrator determines that participation in the Plan can be offered to Eligible Employees.

2.16   "PARTICIPANT" means each Eligible Employee who elects to participate in the Plan.

2.17   "PLAN" means the United Community Banks Employee Stock Purchase Plan, as the same is set forth herein and as the same may hereafter be amended.

2.18   "ENROLLMENT FORM" means the document prescribed by the Administrator pursuant to which an Eligible Employee has enrolled to be a Participant or such electronic equivalent as may be permitted by the Administrator.

2.19   "PURCHASE DATE" means the date within five (5) business days after the end of the Purchase Period on which the Stock is purchased.

2.20   "PURCHASE PERIOD" means each payroll period beginning after the Effective Date (which payroll periods may be different for different groups of Employees who may be paid over different periods); provided, however, the initial Purchase Period ("Initial Purchase Period") may be a short period beginning on the Initial Offering Date and ending on the last day of the payroll period in which the Initial Offering Date falls.

The Administrator shall have the authority to change the duration and/or frequency of Purchase Periods with respect to future purchases and/or to suspend the Plan for one or more Purchase Periods, and shall announce any such change at least 5 days prior to the scheduled beginning of the first Purchase Period to be affected by the change.

2.21   "PURCHASE PRICE" means such term as it is defined in Section 4.3 hereof.

2.22   "STOCK" means the Common Stock, par value $1.00 per share, of the Company.

2.23   "STOCK PURCHASE ACCOUNT" means an account consisting of all amounts withheld from an Employee's Compensation or otherwise paid into the Plan for the purpose of purchasing shares of Stock for such Employee under the Plan, reduced by all amounts applied to the purchase of Stock for such Employee under the Plan.

2.24   "SUBSIDIARY" shall mean a corporation described in Section 424(f) of the Code that has, with the permission of the Administrator, adopted the Plan. The participating Subsidiaries on the Effective Date are listed on Schedule A attached hereto.

ARTICLE III -   ADMISSION TO PARTICIPATION.

3.1   INITIAL PARTICIPATION. Only Eligible Employees may participate in the Plan. Any Eligible Employee may elect to be a Participant and may become a Participant by executing and filing with the Administrator an Enrollment Form at such time in advance and on such forms as prescribed by the Administrator, or through telephone or other electronic arrangements as may be established by the Administrator. The effective date of an Eligible Employee's participation shall be the Offering Date next following the date on which the Administrator receives from the Eligible Employee a properly filed Enrollment Form; provided, however, that the Initial Offering Date may precede receipt of the Eligible Employee's Enrollment Form. Participation in the Plan will continue automatically from one Purchase Period to another unless notice is given pursuant to Section 3.2. The Eligible Employee may change his Enrollment Form for each Purchase Period in accordance with rules established by the Administrator.

3.2   DISCONTINUANCE OF PARTICIPATION FOR HARDSHIP WITHDRAWAL. Any Participant may withdraw from the Plan by filing a Notice of Hardship Withdrawal with the Administrator at such time in advance and on such forms, or using such other procedures, as the Administrator may specify. Upon approval of such withdrawal, there shall be paid to the Participant the amount of cash, if any, standing to his credit in his Stock Purchase Account. The delivery of shares of Stock (certificates or electronically) or sale of shares of Stock held for such Participant under the Plan shall be made in the manner provided in Section 4.6.

3.3   DISCONTINUANCE OF PARTICIPATION. If a Participant ceases to be an Eligible Employee other than by death, the entire amount of cash, if any, standing to the Participant's credit in his Stock Purchase Account shall be refunded to him. Notwithstanding the foregoing, should a Participant cease to be an Eligible Employee (as a result of the restrictions in Section 2.8(b) or (c)), such Participant may continue to participate only through the end of the Purchase Period during which such option was granted. The delivery of shares of Stock (certificates or electronically) or sale of shares of Stock held for such Participant under the Plan shall be made in the manner provided in Section 4.6.

3.4   READMISSION TO PARTICIPATION.   Any Eligible Employee who has previously been a Participant, who has taken a hardship withdrawal and who wishes to be reinstated as a Participant may become a Participant after a 12 month waiting period (waiting period may be amended by the Administrator) by executing and filing with the Administrator a new Enrollment Form.   Reinstatement to Participant status shall be effective as of the beginning of the month following the expiration of the waiting period. A Participant who has ceased contributions, but has not taken a hardship withdrawal, may again elect to participate as of the next Purchase Period. The effective date of participation will be the as soon as practical following the date on which the Administrator receives the properly completed Enrollment Form.

ARTICLE IV -   STOCK PURCHASE.

4.1   RESERVATION OF SHARES. Except as provided in the antidilution provisions of Section 5.2 hereof, the aggregate number of shares of Stock that may be purchased under the Plan shall not exceed 500,000 shares. Shares of Stock issued pursuant to the Plan may be either unissued shares of Stock, Stock held in treasury, or shares of Stock acquired in the market or directly from shareholders.

4.2   LIMITATION ON SHARES AVAILABLE. Subject to the other limitations set forth in the Plan, the maximum number of shares of Stock that may be purchased for each Participant on a Purchase Date is the lesser of (a) the number of whole and fractional shares of Stock that can be purchased by applying the full balance of his Stock Purchase Account to such purchase of shares at the Purchase Price (as hereinafter determined), (b) the number of shares of Stock that would not cause the Participant to exceed the limit of Section 2.8(c), or (c) the number of whole and fractional shares that can be purchased with an amount equal to the greater of $1,040.00 (the Administrator shall have the authority to modify this limit annually) or 25% of the Participant's expected Purchase Period Compensation. A Participant's expected Purchase Period Compensation shall be determined by multiplying his normal hourly or weekly rate of Compensation (as in effect on the last day prior to such Offering Date) by the number of regularly scheduled hours or weeks of work for such Participant during the Purchase Period plus any expected payment for bonus, commission or incentive. Any portion of a Participant's Stock Purchase Account that cannot be applied by reason of the foregoing limitation shall remain in the Participant's Stock Purchase Account for application to the purchase of Stock on the next Offering Date (unless withdrawn before such next Offering Date).

4.3   PURCHASE PRICE OF SHARES. The Purchase Price per share of Stock purchased for Participants pursuant to any Offering shall be the sum of (a) ninety-five percent (95%) of the Fair Market Value of such share of Stock on the Purchase Date for such Offering , and (b) any transfer, excise, or similar tax imposed on the transaction pursuant to which such share of Stock is purchased. If the Purchase Date with respect to the purchase of Stock is a day on which the stock is selling ex-dividend but is on or before the record date for such dividend, then for Plan purposes the Purchase Price per share will be increased by an amount equal to the dividend per share. In no event shall the Purchase Price be less than the par value of the Stock.

4.4   ESTABLISHMENT OF STOCK PURCHASE ACCOUNT. Each Participant shall authorize payroll deductions from Compensation for the purposes of funding his Stock Purchase Account. In the Enrollment Form, each Participant shall authorize a whole dollar deduction from the payment of his Compensation during each Purchase Period and such deduction shall continue until changed by the Participant. The deduction shall not be more than $1,040.00 (or a dollar amount, not exceeding such amount described in Section 4.2(b), and not less than $10.00 or any minimum amount established by the Administrator or its designee). If a Participant is employed by more than one Employer, such Participant can elect to have the deduction of his Compensation from all Employers deducted from the payment of Compensation by a single Employer.

The Administrator requires that any payroll deduction must be made in whole dollars. In addition, the Administrator may allow, in *its sole* discretion and subject to such terms and procedural requirements as it may establish, for the delivery of additional cash payments by Participants directly to the Administrator or its designee; provided, however, that the total payroll deductions and direct cash payments may not exceed, in the aggregate for any calendar year, twenty-five percent (25%) of the total Compensation paid such Participant for the respective calendar year. A Participant may increase or decrease the deduction to any permissible level (or stop the deduction) for any subsequent Purchase Period by filing a new Enrollment Form by the fifth day of the month for which the change is to be effective.

4.5   EXERCISE OF PURCHASE PRIVILEGE. (a) Subject to the provisions of Section 4.2 above, on each Purchase Date there shall be purchased for the Participant at the Purchase Price the largest number of whole and fractional shares of Stock that can be purchased with the entire amount standing to the Participant's credit in his Stock Purchase Account.

(b)   Notwithstanding anything contained herein to the contrary, (i) a Participant may not during any calendar year purchase shares of Stock having an aggregate Fair Market Value, determined at the time of each Offering Date during such calendar year, of more than $25,000, and (ii) all rights to purchase Stock offered on an Offering Date must be exercised within twenty-seven (27) months of such Offering Date.

4.6   SHARE OWNERSHIP; ISSUANCE OF CERTIFICATES. (a) The shares purchased for a Participant on a Purchase Date shall, for all purposes, be deemed to have been issued and/or purchased at the close of business on such Purchase Date. Prior to that time, none of the rights or privileges of a shareholder of the Company shall inure to the Participant with respect to such shares. All the shares of Stock purchased under the Plan shall be delivered by the Company in a manner as determined by the Administrator in accordance with Section 4.6(b).

(b)   Subject to subsection (c) below, the Administrator, in its sole discretion, may determine the method for delivering shares of Stock by the Company, including, but not limited to, (i) by issuing and delivering a certificate or certificates for the number of shares of Stock purchased for all Participants on a Purchase Date or during a calendar year to a member firm of the New York Stock Exchange which is also a member of the National Association of Securities Dealers, Inc., as selected by the Administrator from time to time, which shares shall be maintained by such member firm in separate accounts for each Participant, or (ii) by issuing and delivering a certificate or certificates for the number of shares of Stock purchased for all Participants on a Purchase Date or during the calendar year to a bank or trust company or affiliate thereof, as selected by the Administrator from time to time, which shares shall be maintained by such bank or trust company or affiliate in separate accounts for each Participant. In addition, the Administrator may periodically issue and deliver to the Participant a certificate for the number of whole shares of Stock purchased for such Participant on a Purchase Date or during such other time period as the Administrator may determine. Each Participant shall have full shareholder rights with respect to all shares of Stock purchased under the Plan, including, but not limited to, voting, dividend, and liquidation rights. Shares which are held in the name of the Company or its agent as the nominee for the Participant will be covered by proxies provided to such Participant by the Company or its agent. Unless provided otherwise, cash dividends paid on Stock issued under the Plan will be automatically reinvested.

Subject to subsection (c) below, a Participant may withdraw certificates for his shares of Stock credited to his account at any time or direct that such shares be sold (in which case cash will be delivered) by a written request for such withdrawal delivered to the Administrator or its designee, or through telephone or other electronic arrangements as may be established by the Administrator. Upon any such request, the Company will promptly deliver such certificates to the requesting Participant or sell the shares. Any stock certificate delivered to a Participant may contain a legend requiring notification to the Company of any transfer or sale of the shares of Stock prior to the date two years after the Offering Date for the Offering under which the shares were purchased. The Administrator may also permit the Participant to direct a transfer of the shares of Stock credited to the Participant's account to a brokerage account.

(c)	The shares of Stock purchased for a Participant on a Purchase Date shall not be sold, transferred or assigned until the earlier of the date (i) one year from the Purchase Date of the shares of Stock, except in the event of the hardship of the Participant or (ii) the Participant terminates employment. For purposes of the Plan "hardship" shall have the same meaning as under the Company's 401(k) Plan and shall be determined by the Administrator.

## ARTICLE V -	SPECIAL ADJUSTMENTS.

5.1	SHARES UNAVAILABLE. If, on any Exercise Date, the aggregate funds available for the purchase of Stock would purchase a number of shares in excess of the number of shares then available for purchase under the Plan, the following events shall occur:

(a)	The number of shares that would otherwise be purchased for each Participant shall be proportionately reduced on the Purchase Date in order to eliminate such excess;

(b)	The Plan shall automatically terminate immediately after the Purchase Date as of which the supply of available shares is exhausted; and

(c)	Any amounts remaining in the respective Stock Purchase Accounts of the Participants shall be repaid to such Participants.

5.2   ANTIDILUTION PROVISIONS. The aggregate number of shares of Stock reserved for purchase under the Plan, as hereinabove provided, and the calculation of the Purchase Price per share may be appropriately adjusted to reflect any increase or decrease in the number of issued shares of Stock resulting from a recapitalization, reclassification, stock split-up, stock dividend, combination of shares, or transaction having similar effect. Any such adjustment shall be made by the Administrator acting with the consent of, and subject to the approval of, the Board.

5.3   EFFECT OF CERTAIN TRANSACTIONS. Subject to any required action by the shareholders, if the Company shall be the surviving or resulting corporation in any merger or consolidation, or if the Company shall be merged for the purpose of changing the jurisdiction of its incorporation, any Offering hereunder shall pertain to and apply to the shares of stock of the Company or the survivor. However, in the event of a dissolution or liquidation of the Company, or of a merger or consolidation in which the Company is not the surviving or resulting corporation, the Plan and any Offering hereunder shall terminate upon the effective date of such dissolution, liquidation, merger, or consolidation, and the balance then standing to the credit of each Participant in his Stock Purchase Account shall be returned to him.

ARTICLE VI -   MISCELLANEOUS.

6.1   NONALIENATION. The right to purchase shares of Stock under the Plan is personal to the Participant, is exercisable only by the Participant during his lifetime except as hereinafter set forth, and may not be assigned or otherwise transferred by the Participant.

6.2   DEATH OF THE PARTICIPANT. Upon the death of the Participant, the entire amount then standing to the credit of the Participant in his Stock Purchase Account shall be distributed to the Participant's estate in the form of shares of Stock or cash.

6.3   ADMINISTRATIVE COSTS. The Company or a Subsidiary will pay the expenses incurred in the administration of the Plan other than any fees or transfer, excise, or similar taxes imposed on the transaction pursuant to which any shares of Stock are purchased. The Participant will pay any transaction fees or commissions on any sale of the shares of Stock and may also be charged the reasonable costs associated with issuing a stock certificate.

6.4   COLLECTION OF TAXES.   The Company shall be entitled to require any Participant to remit, through payroll withholding or otherwise, any tax that it determines it is so obligated to collect with respect to the issuance of Stock hereunder, or the subsequent sale or disposition of such Stock, and the Administrator shall institute such mechanisms as shall insure the collection of such taxes.

6.5   ADMINISTRATOR. The Board shall appoint an Administrator or committee of the Company, which shall have the authority and power to administer the Plan and to make, adopt, construe, and enforce rules and regulations not inconsistent with the provisions of the Plan. The Administrator shall adopt and prescribe the contents of all forms required in connection with the administration of the Plan, including, but not limited to, the Enrollment Form, payroll withholding authorizations, withdrawal documents, and all other notices required hereunder. The Administrator shall have the fullest discretion permissible under law in the discharge of its duties.   The Administrator's interpretations and decisions in respect of the Plan, the rules and regulations pursuant to which it is operated, and the rights of Participants hereunder shall be final and conclusive.

6.6 AMENDMENT OF THE PLAN. The Board may amend the Plan without the consent of shareholders or Participants, except that any such action shall be subject to the approval of the Company's shareholders at or before the next annual meeting of shareholders for which the record date is set after such Board action if such shareholder approval is required by any federal or state law or regulation or the rules of any stock exchange or automated quotation system on which the Stock may then be listed or quoted, and the Board may otherwise in its discretion determine to submit other such changes to the Plan to shareholders for approval; provided, however, that no such action may (i) without the consent of an affected Participant, materially impair the rights of such Participant with respect to any shares of Stock theretofore purchased for him under the Plan, or (ii) disqualify the Plan under Section 423 of the Code

6.7 TERMINATION OF THE PLAN. Subject to Section 5.1, the Plan shall continue in effect unless terminated pursuant to action by the Board, which shall have the right to terminate the Plan at any time without prior notice to any Participant and without liability to any Participant. Upon the termination of the Plan, the cash balance, if any, then standing to the credit of each Participant in his Stock Purchase Account shall be refunded to him and the certificates representing the shares of Stock shall be handled in the manner provided in Section 4.6.

6.8 REPURCHASE OF STOCK. The Company shall not be required to purchase or repurchase from any Participant any of the shares of Stock that the Participant acquired under the Plan.

6.9 NOTICE. A Enrollment Form and any notice that a Participant files pursuant to the Plan shall be on the form prescribed by the Administrator and shall be effective only when received by the Administrator or its designee. Delivery of such forms may be made by hand, interoffice delivery, or by certified mail to the address specified by the Administrator. Delivery by any other mechanism shall be deemed effective at the discretion of the Administrator.

6.10 GOVERNMENT REGULATION. The Company's obligation to sell and to deliver the Stock under the Plan is at all times subject to all approvals of any governmental authority required in connection with the authorization, issuance, sale, or delivery of such Stock.

6.11 HEADINGS, CAPTIONS, GENDER. The headings and captions herein are for convenience of reference only and shall not be considered as part of the text. The masculine shall include the feminine, and vice versa.

SEVERABILITY OF PROVISIONS; PREVAILING LAW. The provisions of the Plan shall be deemed severable. If any such provision is determined to be unlawful or unenforceable by a court of competent jurisdiction or by reason of a change in an applicable statute, the Plan shall continue to exist as though such provision had never been included therein (or, in the case of a change in an applicable statute, had been deleted as of the date of such change). The Plan shall be governed by the laws of the State of Georgia, to the extent such laws are not in conflict with, or superseded by, federal law.

IN WITNESS WHEREOF, the Plan has been executed by the Company on this 16 day of December, 2005, to be effective on the Effective Date.

UNITED COMMUNITY BANKS, INC

By: */s/ Rex S. Schuette*
Executive Vice President and
Chief Financial Officer

EXHIBIT A

PARTICIPATING SUBSIDIARIES

SUBSIDIARIES OF UNITED COMMUNITY BANKS, INC.	State of Organization
United Community Bank	Georgia
United Community Insurance Services, Inc.	Georgia
Brintech, Inc.	Florida
Union Holdings, Inc.	Nevada
Union Investments, Inc.	Nevada
United Community Mortgage Services, Inc.	Georgia
United Community Development Corporation	Georgia
United Community Bank	North Carolina
Carolina Holdings, Inc.	Nevada
Carolina Investments, Inc.	Nevada
United Community Bank Tennessee	Tennessee
United Community Capital Trust	Delaware
United Community Capital Trust II	Delaware
United Community Statutory Trust I	Connecticut
Fairbanco Capital Trust I	Delaware
Better Government Committee of United Community Banks, Inc.	Georgia